February 27, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Imperial Oil Limited (the “company”) has made the following disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ending December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 27, 2013:

“Iran Threat Reduction and Syria Human Rights Act of 2012

The captioned Act was signed by President Obama on August 10, 2012. Application of the Act to the company took effect on October 10, 2012. Among other things, the Act requires registrants to disclose, in their annual and quarterly reports, activities covered by the Act which occurred anytime during the period covered by the report, even if such activities occurred before the effectiveness of the Act and were permitted at the time.

During the period from January to September, 2012, the company made several fleet sales of motor fuel with an aggregate total sales price of approximately $11,000 to the Iranian Embassy in Canada. The net earnings attributable to these sales were less than $500. These sales were made without the involvement of any U.S. person and were permitted by U.S. laws in effect at the time. No sales occurred after the October 10, 2012, effective date and the company does not expect any such sales to occur in the future.

The embassy sales stated above represent an activity described in paragraph (D)(iii) of paragraph (1) of Section 13(r) of the Securities and Exchange Act of 1934 and therefore are excluded from the required investigation provisions of that statute.”

Respectfully Submitted,

Imperial Oil Limited

/s/ Paul J. Masschelin
Paul J. Masschelin
Senior Vice-President,
Finance and Administration, and Controller
(Chief Financial Officer)